SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of May 2024

RYANAIR HOLDINGS PLC
(Translation of registrant's name into English)

c/o Ryanair Ltd Corporate Head Office
Dublin Airport
County Dublin Ireland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X.. Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

Yes   No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

RYANAIR FULL YEAR PROFIT RISES 34% TO €1.92BN
TRAFFIC GROWS 9%TO 184M DESPITE BOEING DELAYS
€700M SHARE BUYBACK ANNOUNCED

Ryanair Holdings plc today (20 May) reported full-year PAT growth of 34% to €1.92bn, as traffic grew 9% to 184m passengers (23% more than pre-Covid).  The Group's industry leading cost base and increased revenues helped to offset a significantly higher fuel bill as hedged oil prices rose from $65bbl in FY23 to $89bbl in FY24.

	Mar. 2023	Mar. 2024	Change
Customers	168.6m	183.7m	+9%
Load Factor	93%	94%	+1pt
Revenue	€10.78bn	€13.44bn	+25%
Op. Costs	€9.20bn*	€11.38bn	+24%
PAT	€1.43bn*	€1.92bn	+34%

FY24 Highlights:
●     Traffic grew 9% to 183.7m, despite Boeing delays.
●     Rev. per pax up 15% (ave. fare +21% & ancil. rev. +3%).
●     Fuel bill rose 32% (+€1.25bn) to €5.14bn.
●     ESG ratings upgraded (MSCI 'A' & CDP 'A-') & strong 85% CSAT score achieved.
●     146x B737 "Gamechangers" in 584 aircraft fleet at Mar. 2024 due to Boeing delays.
●     5 new bases and over 200 new routes open for S.24.
●     FY25 fuel over 70% hedged at just under $80bbl saving €450m.
●     Maiden int. div. €0.175 paid in Feb.  Final div. of €0.178 (payable in Sept.).
●     300x B737-MAX-10 order underpins growth to 300m pax (FY34) subject to Boeing deliveries.

Ryanair's Group CEO Michael O'Leary, said:

ENVIRONMENT:
"CDP recently awarded Ryanair an 'A-' climate rating (previously 'B'), topping off a year of ESG upgrades incl. our industry leading MSCI 'A' rating (up from 'BBB'), and retention of our Sustainalytics ranking as Europe's No.1 airline for ESG.  Our new aircraft and increasing use of SAF has positioned Ryanair as one of the EU's most environmentally efficient major airlines.  In FY24 we took delivery of 48x B737-8200 "Gamechangers" (4% more seats, 16% less fuel & CO2) and we retro-fitted winglets on over 25% of our B737NG fleet (target 409 by 2026), reducing fuel burn by 1.5% and noise by 6%.  Last year we expanded our SAF partnerships (incl. our first UK delivery from Shell) and we remain on track to achieve our ambitious 2030 goal of powering 12.5% of Ryanair flights with SAF (10% supply already secured).  In Apr. we extended our partnership with Trinity College Dublin's Sustainable Aviation Research Centre ("TCD") to 2030.  TCD's valuable research facility supports the acceleration of SAF deployment across Europe.

In 2023 Europe suffered 67 days of ATC strikes, causing thousands of (avoidable) flight cancellations to/from Germany, Spain, Italy and the UK while France (in particular) uses minimum service laws to overprotect French local/domestic flights.  As we head into S.24, we again call on the EU Commission to deliver urgent reform of Europe's inefficient ATC system, by protecting overflights (during national strikes) which would deliver important environmental improvements in EU air travel.  Regrettably, there has been zero action from the Commission on this environmental initiative.  We again call on  Commission President Ursula von der Leyen to defend the single market for air travel by protecting 100% of overflights during national ATC strikes, as is already the case in Greece, Italy and Spain.

GOVERNANCE:
The Board is pleased to welcome 2 new NEDs from 1 July, Ms. Jinane Laghrari Laabi (Morocco) and Ms. Amber Rudd (UK).  Jinane is a former partner with McKinsey & Company (Casablanca) covering Morocco, Africa & Middle East.  Amber is a former UK MP who held senior cabinet positions including Home Secretary and Secretary of State for Energy and Climate Change.  To facilitate these appointments, Louise Phelan and Michael Cawley have confirmed that they will step down from the Board at the end of June having completed their 9 year tenure and we thank them sincerely for their leadership and service.  These new appointments, which align with our orderly succession plans, further enhance Ryanair's Board diversity (geographic, gender and ethnic balance) with a 50:50 gender split following these latest changes. Our Chairman (Stan McCarthy) recently refreshed Board Committees to reflect these Board changes.

During FY24, Ryanair's EU ownership continued to increase and was just over 48% at year-end (up from 46%).

FLEET & GROWTH:
Ryanair had a fleet of 146x B737 Gamechangers at year-end and we hope to increase this to 158 by the end of July, which is 23 short of our contracted Boeing deliveries.  We continue to work closely with Boeing CEO (Dave Calhoun), CFO (Brian West) and the new Seattle management team to improve quality and accelerate B737 aircraft deliveries.  There remains a risk that Boeing deliveries could slip further.  We plan to deliver as much growth as possible for passengers and airport partners in S.24, although these delays mean more traffic growth will occur in lower yielding H2 than planned.  To facilitate this growth, we will continue to take delivery of B737s through Jul., Aug., and Sept., and Lauda recently extended 3x A320 op. leases by 4-years to 2028.

Travel demand in Europe is strong for S.24 and, despite Boeing delivery delays, we will operate our largest ever Summer schedule with over 200 new routes (and 5 new bases).  S.24 short-haul EU capacity is constrained as competitor airlines ground A320 aircraft for P&W engine repairs (these disruptions will likely run into 2026) and OEMs struggle to recover their delivery backlogs.  We therefore urge customers to book Summer travel early on www.ryanair.com to secure the best airfares before they sell out.

We expect European airline consolidation to continue, with the takeover of ITA (Italy) and Air Europa (Spain) progressing and the sale of TAP (Portugal) next.  This, in addition to A320 fleet groundings and the large backlog of OEM aircraft deliveries, is likely to constrain capacity growth in Europe for some years.  These capacity constraints, combined with our significant cost advantage (incl. FY25 fuel hedge savings of €450m), strong balance sheet, low-cost aircraft orders and industry leading resilience, will (we believe) underpin a decade of profitable growth for Ryanair as we grow to 300m passengers by FY34.

FY24 BUSINESS REVIEW:

Revenue & Costs:
FY24 scheduled revenue increased 32% to €9.15bn.  Traffic grew 9% to 183.7m while ave. fare rose 21% to €49.80, thanks to a record H1 and strong Easter traffic in late Mar., offset by softer than expected Q3 fares and load factors (following the sudden, but welcome, removal of Ryanair flights from many OTA Pirate websites in early Dec.).  Ancillary sales increased 12% to €4.30bn (c.€23.40 per passenger).  Total FY24 revenue rose 25% to €13.44bn.  Operating costs increased 24% to €11.38bn, primarily due to a 32% increase in fuel costs, higher staff costs (incl. pay restoration, crew, engineering & handler pay rises, higher crewing ratios and pilot productivity pay as we improve operational resilience) and Boeing delivery delays.  More importantly, the widening cost gap between Ryanair and our EU competitors (which is further enhanced by Ryanair's low-cost financing and net interest income) remains a growing competitive advantage.

Our FY25 fuel requirements are over 70% hedged at just under $80bbl and 80% of €/$ opex is hedged at $1.11.  This strong hedge position locks-in approx. €450m savings on fuel, and substantially insulates the Group from current fuel price volatility.

Balance Sheet & Liquidity:
Our balance sheet remains one of the strongest in the industry with a BBB+ credit rating (both S&P and Fitch) and €4.12bn gross cash at year-end, despite €2.4bn capex and well over €1bn debt repayments.  Year-end net cash was €1.37bn (PY: €0.56bn), somewhat boosted by Boeing delivery delays.  Our owned B737 fleet (556 aircraft) is fully unencumbered, which significantly widens our cost advantage over competitor airlines, many of whom are exposed to rising aircraft lease and financing costs.

SHAREHOLDER RETURNS:
Our strategy, as Ryanair recovered from Covid, was to prioritise pay restoration and multi-year pay increases for our people, which has now been delivered.  Secondly, in a higher interest rate environment, we intended to pay down remaining debt as it matures in 2025 and 2026, while also financing our aircraft capex from internal resources.  Once these priorities have been secured, Group policy is to prioritise growth to drive shareholder value while maintaining a strong, investment grade, balance sheet, and delivering shareholder returns.
In line with the above Capital Allocation Policy, Ryanair paid an interim dividend of €0.175 per share in Feb. with a final dividend of €0.178 per share due in Sept. following our AGM.  Given current surplus cash, the Board has approved a €700m share buyback now (which will formally launch later this week).  This buyback when completed, will increase the funds Ryanair has returned to shareholders since 2008 to over €7.8bn.

OUTLOOK:
Ryanair expects to grow FY25 traffic by 8% (198m to 200m passengers), subject to Boeing deliveries returning to contracted levels before year-end.  Our cost advantage over competitors continues to widen, even though we expect FY25 unit costs to rise modestly as ex-fuel costs (incl. annualised pay & productivity allowance increases, higher handling & ATC fees and the impact of Gamechanger delivery delays on crewing ratios and fixed costs) is substantially offset by our fuel hedge savings and our rising interest income.  With EU short-haul capacity constrained, S.24 demand is positive, with bookings trending ahead of last year.  Recent pricing is softer than we expected, with Q1 requiring more price stimulation than last year (particularly as half of Easter moved into Mar. and out of Apr.).  While  visibility is limited, and the outcome will be heavily dependent on close-in peak S.24 pricing, we remain cautiously optimistic that peak S.24 fares will be flat to modestly ahead of last summer.  Q4 FY25 will not benefit from an early Easter (as it did in FY24).  It is therefore too early to be able to provide sensible or accurate FY25 PAT guidance.  The final outcome for FY25 will be heavily dependent upon avoiding adverse events during FY25 (such as wars in Ukraine and the Middle East, extensive ATC disruptions or further Boeing delivery delays)."

ENDS

For further information please contact: www.ryanair.com	Neil Sorahan Ryanair Holdings plc Tel: +353-1-9451212	Paul Clifford Drury Tel: +353-1-260-5000
Ryanair Holdings plc, Europe's largest airline group, is the parent company of Buzz, Lauda, Malta Air, Ryanair & Ryanair UK. Carrying c.200m guests p.a. on over 3,600 daily flights from 95 bases, the Group connects 235 airports in 37 countries on a fleet of 584 aircraft, with a further 364 Boeing 737 on order, which will enable the Ryanair Group to grow traffic to 300m p.a. by FY34. Ryanair has a team of over 27,000 highly skilled aviation professionals delivering Europe's No.1 operational performance, and an industry leading 38-year safety record. Ryanair is one of the most efficient major EU airlines.  With a young fleet and high load factors, Ryanair's CO₂ per pax/km is just 65 grams.

Notes:

* Non-IFRS financial measure, excl. €114m except. unrealised mark-to-market loss (timing unwind) on fuel caps.

Certain of the information included in this release is forward looking and is subject to important risks and uncertainties that could cause actual results to differ materially.  It is not reasonably possible to itemise all of the many factors and specific events that could affect the outlook and results of an airline operating in the European economy.  Among the factors that are subject to change and could significantly impact Ryanair's expected results are the airline pricing environment, fuel costs, competition from new and existing carriers, market prices for the replacement of aircraft, costs associated with environmental, safety and security measures, actions of the Irish, U.K., European Union ("EU") and other governments and their respective regulatory agencies, post-Brexit uncertainties, weather related disruptions, ATC strikes and staffing related disruptions, delays in the delivery of contracted aircraft, fluctuations in currency exchange rates and interest rates, airport access and charges, labour relations, the economic environment of the airline industry, the general economic environment in Ireland, the U.K. and Continental Europe, the general willingness of passengers to travel and other economics, social and political factors, global pandemics such as Covid-19 and unforeseen security events.

Ryanair Holdings plc and Subsidiaries

Condensed Consolidated Preliminary Balance Sheet as at March 31, 2024 (unaudited)

		At Mar 31,	At Mar 31,
		2024	2023
	Note	€M	€M
Non-current assets
Property, plant and equipment		10,847.0	9,908.9
Right-of-use asset		166.5	209.1
Intangible assets		146.4	146.4
Derivative financial instruments	11	3.3	54.6
Deferred tax		2.1	6.6
Other assets		183.2	168.9
Total non-current assets		11,348.5	10,494.5

Current assets
Inventories		6.2	6.0
Other assets		1,275.4	878.6
Trade receivables	11	76.4	59.7
Derivative financial instruments	11	349.5	292.1
Restricted cash	11	6.4	19.5
Financial assets: cash > 3 months	11	237.8	1,056.2
Cash and cash equivalents	11	3,875.4	3,599.3
Total current assets		5,827.1	5,911.4

Total assets		17,175.6	16,405.9

Current liabilities
Provisions		46.0	19.8
Trade payables	11	792.2	1,065.5
Accrued expenses and other liabilities		5,227.6	4,783.5
Current lease liability		39.4	43.2
Current maturities of debt	11	50.0	1,056.7
Derivative financial instruments	11	178.8	386.6
Current tax		66.6	66.3
Total current liabilities		6,400.6	7,421.6

Non-current liabilities
Provisions		138.1	154.5
Derivative financial instruments	11	3.3	11.2
Deferred tax		362.0	159.3
Non-current lease liability		125.2	163.1
Non-current maturities of debt	11	2,532.2	2,853.2
Total non-current liabilities		3,160.8	3,341.3

Shareholders' equity
Issued share capital		6.9	6.9
Share premium account		1,404.3	1,379.9
Other undenominated capital		3.5	3.5
Retained earnings		5,899.8	4,180.0
Other reserves		299.7	72.7
Total shareholders' equity		7,614.2	5,643.0

Total liabilities and shareholders' equity		17,175.6	16,405.9

Ryanair Holdings plc and Subsidiaries
Condensed Consolidated Preliminary Income Statement for the Year Ended March 31, 2024 (unaudited)

		Pre- Except.	IFRS Year Ended Mar 31,	Pre-Except. Year Ended Mar,	Except. Year Ended Mar 31,	IFRS Year Ended Mar 31,
		Change	2024	2023	2023	2023
	Note	%*	€M	€M	€M	€M
Operating revenues
Scheduled revenues		+32%	9,145.1	6,930.3	-	6,930.3
Ancillary revenues		+12%	4,298.7	3,844.9	-	3,844.9
Total operating revenues	8	+25%	13,443.8	10,775.2	-	10,775.2

Operating expenses
Fuel and oil		-32%	5,142.6	3,895.2	130.5	4,025.7
Staff costs		-26%	1,500.0	1,191.4	-	1,191.4
Airport and handling charges		-20%	1,484.5	1,240.5	-	1,240.5
Depreciation		-15%	1,059.5	923.2	-	923.2
Route charges		-13%	1,024.4	903.7	-	903.7
Marketing, distribution and other		-12%	757.2	674.4	-	674.4
Maintenance, materials and repairs		-11%	414.9	373.7	-	373.7
Total operating expenses		-24%	11,383.1	9,202.1	130.5	9,332.6

Operating profit/(loss)		+31%	2,060.7	1,573.1	(130.5)	1,442.6

Other income/(expense)
Net finance income/(expense)			61.8	(34.4)	-	(34.4)
Foreign exchange			5.5	34.3	-	34.3
Total other income/(expense)			67.3	(0.1)	-	(0.1)

Profit/(loss) before tax		+35%	2,128.0	1,573.0	(130.5)	1,442.5

Tax (expense)/credit	5		(210.9)	(145.0)	16.3	(128.7)

Profit/(loss) for the year - all attributable to equity holders of parent		+34%	1,917.1	1,428.0	(114.2)	1,313.8

Earnings per ordinary share (€)
Basic		+46%	1.6828			1.1557
Diluted		+45%	1.6743			1.1529
Weighted avg. no. of ord. shares (in Ms)
Basic			1,139.2			1,136.8
Diluted			1,145.0			1,139.6

*'+' is favourable and '-' is adverse year-on-year.

Ryanair Holdings plc and Subsidiaries

Condensed Consolidated Preliminary Statement of Comprehensive Income for the Year Ended March 31, 2024 (unaudited)

	Year Ended	Year Ended
	Mar 31,	Mar 31,
	2024	2023
	€M	€M

Profit for the year	1,917.1	1,313.8

Other comprehensive income/(loss):
Items that will not be reclassified subsequently to profit or loss:
Net actuarial gain	6.6	-
Items that are or may be reclassified subsequently to profit or loss:
Movements in hedging reserve, net of tax:
Net movement in cash-flow hedge reserve	234.5	(1,264.0)
Other comprehensive income/(loss) for the year, net of income tax	241.1	(1,264.0)
Total comprehensive income for the year - attributable to equity holders of parent
	2,158.2	49.8

Ryanair Holdings plc and Subsidiaries

Condensed Consolidated Preliminary Statement of Cash Flows for the Year Ended March 31, 2024 (unaudited)

		Year Ended	Year Ended
		Mar 31,	Mar 31,
		2024	2023
	Note	€M	€M
Operating activities
Profit after tax		1,917.1	1,313.8

Adjustments to reconcile profit after tax to net cash from operating activities
Depreciation		1,059.5	923.2
(Increase) in inventories		(0.2)	(1.7)
Tax expense		210.9	128.7
Share-based payments		(3.9)	16.2
(Increase) in trade receivables		(16.7)	(16.2)
(Increase) in other assets		(359.0)	(482.0)
(Decrease)/increase in trade payables		(46.4)	31.2
Increase in accrued expenses and other liabilities		449.6	1,788.9
(Decrease)/increase in provisions		(8.3)	33.7
Increase in finance income		3.6	10.4
Decrease in finance expense		7.9	4.2
Foreign exchange and fair value*		(7.1)	144.7
Income tax (paid)		(49.1)	(4.1)
Net cash inflow from operating activities		3,157.9	3,891.0

Investing activities
Capital expenditure - purchase of property, plant and equipment		(2,391.9)	(1,914.7)
Disposal proceeds		-	4.9
Supplier reimbursements	11	-	127.5
Decrease in restricted cash		13.1	3.2
Decrease/(increase) in financial assets: cash > 3 months		818.4	(122.1)
Net cash used in investing activities		(1,560.4)	(1,901.2)

Financing activities
Proceeds from shares issued	12	16.4	31.7
Dividends paid	12	(199.5)	-
Repayment of borrowings		(1,100.5)	(1,039.4)
Lease liabilities paid		(42.7)	(46.3)
Net cash used in financing activities		(1,326.3)	(1,054.0)

Increase in cash and cash equivalents		271.2	935.8
Net foreign exchange differences		4.9	(5.5)
Cash and cash equivalents at beginning of the year		3,599.3	2,669.0
Cash and cash equivalents at end of the year	11	3,875.4	3,599.3

Included in the cash flows from operating activities for the year are the following amounts:
Interest income received		148.4	52.7
Interest expense paid		(88.7)	(75.0)

*The year ended March 31, 2023, includes an exceptional loss of €130.5M pre-tax, attributable to the fair value measurement of jet fuel call options.

Ryanair Holdings plc and Subsidiaries

Condensed Consolidated Preliminary Statement of Changes in Shareholders' Equity for the Year Ended March 31, 2024 (unaudited)

		Issued	Share	Other		Other
	Ordinary	Share	Premium	Undenom.	Retained	Reserves	Other
	Shares	Capital	Account	Capital	Earnings	Hedging	Reserves	Total
	M	€M	€M	€M	€M	€M	€M	€M
Balance at April 01, 2022	1,134.6	6.8	1,328.2	3.5	2,880.9	1,295.4	30.5	5,545.3
Profit for the year	-	-	-	-	1,313.8	-	-	1,313.8
Other comprehensive income/(loss)
Net movements in cash-flow reserve	-	-	-	-	-	(1,264.0)	-	(1,264.0)
Total other comprehensive income	-	-	-	-	-	(1,264.0)	-	(1,264.0)
Total comprehensive income/(loss)	-	-	-	-	1,313.8	(1,264.0)	-	49.8
Transactions with owners of the
Company recognised directly in equity
Issue of ordinary equity shares	4.1	0.1	51.7	-	(20.1)	-	-	31.7
Share-based payments	-	-	-	-	-	-	16.2	16.2
Transfer of exercised and expired share-based awards	-	-	-	-	5.4	-	(5.4)	-
Balance at March 31, 2023	1,138.7	6.9	1,379.9	3.5	4,180.0	31.4	41.3	5,643.0
Profit for the year	-	-	-	-	1,917.1	-	-	1,917.1
Other comprehensive income
Net actuarial gains from retirement benefit plans	-	-	-	-	6.6	-	-	6.6
Net movements in cash-flow reserve	-	-	-	-	-	234.5	-	234.5
Total other comprehensive income	-	-	-	-	6.6	234.5	-	241.1
Total comprehensive income	-	-	-	-	1,923.7	234.5	-	2,158.2
Transactions with owners of the
Company recognised directly in equity
Issue of ordinary equity shares	1.4	-	24.4	-	(8.0)	-	-	16.4
Dividends paid	-	-	-	-	(199.5)	-	-	(199.5)
Share-based payments	-	-	-	-	-	-	(3.9)	(3.9)
Transfer of exercised and expired share-based awards	-	-	-	-	3.6	-	(3.6)	-
Balance at March 31, 2024	1,140.1	6.9	1,404.3	3.5	5,899.8	265.9	33.8	7,614.2

Ryanair Holdings plc and Subsidiaries

MD&A Year Ended March 31, 2024 ("FY24")

Introduction
For the purposes of the Management Discussion and Analysis ("MD&A") (with the exception of the balance sheet commentary) all figures and comments are by reference to the year ended March 31, 2024 results excluding the FY23 exceptional item referred to below.

The Group, as part of its risk management strategy, utilised jet fuel call options to set a maximum price for approximately 16% of FY23 expected fuel requirements. These instruments were measured at fair value through the income statement. Following the Russian invasion of Ukraine in February 2022, the price of jet fuel significantly increased. An exceptional unrealised mark-to-market loss of €114M (after-tax) was recorded on the Group's jet fuel call options for the year ended March 31, 2023. This was a timing unwind of the exceptional unrealised mark-to-market gain recorded for the year ended March 31, 2022.

Income Statement

Scheduled revenues:
Scheduled revenues increased 32% to €9.15BN due to 9% traffic growth (from 168.6M to 183.7M) and a 21% increase in average fare to approx. €49.80.

Ancillary revenues:
Ancillary revenues increased 12% to €4.30BN as traffic grew (up 9%) and spend on discretionary services such as priority boarding, reserved seating and inflight sales increased to approx. €23.40 per passenger.

Total revenues:
As a result of the above, total revenues increased 25% to €13.44BN.

Operating Expenses:

Fuel and oil:
Fuel and oil rose 32% to €5.14BN due to an 8% increase in sectors flown and significantly higher jet fuel prices, offset by fuel burn savings on the new B737-8200 "Gamechanger" aircraft.

Staff costs:
Staff costs increased 26% to €1.50BN due to the larger fleet, 8% higher sectors, investment in operational resilience with higher crewing ratios, restoration of Covid-19 pay reductions, crew productivity pay increases implemented and Boeing delivery delays.

Airport and handling charges:
Airport and handling charges rose 20% to €1.48BN, due to 9% traffic growth, higher ground ATC and handling rates, and termination of temporary Covid reliefs (included in the prior year comparative).

Depreciation:
Depreciation increased 15% to €1.06BN, primarily due to higher amortisation resulting from the delivery of 48 new "Gamechanger" aircraft and higher aircraft utilisation (flight hours up 9%).

Route charges:
Route charges increased 13% to €1.02BN, due to the 9% increase in flight hours and higher Eurocontrol rates.

Marketing, distribution and other:
Marketing, distribution and other rose 12% to €0.76BN due to higher activity in the year (including increased credit card transactions and higher inflight sales) and increased EU261 and right-to-care passenger compensation due to delays arising primarily from the knock-on effect of ATC related disruptions (including the NATS system failure in August 2023, and a record number of French ATC strikes).
Maintenance, materials and repairs:
Maintenance, materials and repairs increased 11% to €0.41BN due to higher utilisation, engineering pay increases and lease handback costs.

Other income/(expense):
Net finance income was positive at €62M due to higher deposit interest rates, lower gross debt, and a positive net cash position throughout the year. Foreign exchange translation reflects the impact of €/US$ exchange rate movements on balance sheet revaluations.

Balance sheet:
Gross cash was €4.12BN at March 31, 2024 despite €2.39BN capex and well over €1BN debt repayments. Gross debt was €2.75BN and net cash was €1.37BN at March 31, 2024 (€0.56BN at March 31, 2023).

Other assets increased by €0.40BN at March 31, 2024 due to an increase in ETS carbon credits held. Accrued expenses and other liabilities increased by €0.44BN, due to higher ETS liabilities (following the partial unwind of the free allowances from January 2024 and increased activity in the year) and future fly (which reflects the timing of half of Easter traffic in March 2024 compared to all of Easter traffic in April 2023).

Shareholders' equity:
Shareholders' equity increased by €1.97BN to €7.61BN in the year primarily due to a €1.92BN net profit and an IFRS hedge accounting increase in derivatives of €0.23BN, offset by a €0.20BN dividend payment.

Ryanair Holdings plc and Subsidiaries
Notes forming Part of the Condensed Consolidated
Preliminary Financial Statements

1.            Basis of preparation and material accounting policies

Ryanair Holdings plc (the "Company") is a company domiciled in Ireland. The unaudited condensed consolidated preliminary financial statements for the year ended March 31, 2024 ("preliminary financial statements") comprise the results of the Company and its subsidiaries (together referred to as the "Group").

The March 31, 2024 figures and the March 31, 2023 comparative figures do not include all of the information required for full annual financial statements and therefore do not constitute statutory financial statements of the Group within the meaning of the Companies Act, 2014. The consolidated financial statements of the Group for the year ended March 31, 2023, together with the independent auditor's report thereon, are available on the Company's website and were filed with the Irish Registrar of Companies following the Company's Annual General Meeting. The auditor's report on those financial statements was unqualified. The financial information presented in these preliminary financial statements does not represent full statutory accounts as defined by the Companies Act 2014. The statutory accounts of Ryanair Holdings plc for the year ended March 31, 2024, are expected to be filed with the Companies Registration Office by the end of 2024. The accounting policies, presentation and methods of computation followed in the preliminary financial statements are consistent with those applied in the Company's latest Annual Report.

The Audit Committee, upon delegation of authority by the Board of Directors, approved the unaudited condensed consolidated preliminary financial statements for the year ended March 31, 2024 on May 17, 2024.

Except as stated otherwise below, the preliminary financial statements for the year ended March 31, 2024 have been prepared in accordance with the accounting policies set out in the Group's most recent published consolidated financial statements, which were prepared in accordance with IFRS as adopted by the EU and also in compliance with IFRS Accounting Standards as issued by the International Accounting Standards Board (IASB).

New IFRS standards and amendments adopted during the year
The following new and amended IFRS standards, amendments and IFRIC interpretations, have been issued by the IASB, and have also been endorsed by the EU unless stated otherwise. These standards are effective for the first time for the Group's financial year beginning on April 1, 2023 and therefore have been applied by the Group in these condensed consolidated preliminary financial statements:

●       Amendments to IAS 12 Income Taxes: Deferred Tax related to Assets and Liabilities arising from a Single Transaction (effective on or after January 1, 2023).
●       Amendments to IAS 8 Accounting Policies, Changes in Accounting Estimates and Errors: Definition of Accounting Estimates (effective on or after January 1, 2023).
●       Amendments to IAS 1 Presentation of Financial Statements and IFRS Practice Statement 2: Disclosure of Accounting policies (effective on or after January 1, 2023).
●       IFRS 17 Insurance Contracts; including amendments to IFRS 17 (effective on or after January 1, 2023).
●       Amendments to IFRS 17 Insurance contracts: Initial Application of IFRS 17 and IFRS 9 - Comparative Information (effective on or after January 1, 2023).
●       Amendments to IAS 12 Income taxes: International Tax Reform - Pillar Two Model Rules (effective on or after January 1, 2023).

The adoption of these new or amended standards did not have a material impact on the Group's financial position or results in the year ended March 31, 2024, and are not expected to have a material impact on financial periods thereafter.

New IFRS standards and amendments issued but not yet effective
The following new or amended standards and interpretations will be adopted for the purposes of the preparation of future financial statements, where applicable. While under review, we do not anticipate that the adoption of these new or revised standards and interpretations will have a material impact on our financial position or performance:
●       Amendments to IAS 1 Presentation of Financial Statements: Classification of Liabilities as Current or Non-current, Classification of Liabilities as Current or Non-current - Deferral of Effective Date, and Non-current Liabilities with Covenants (effective on or after January 1, 2024).
●       Amendments to IFRS 16 Leases: Lease Liability in a Sale & Leaseback (effective on or after January 1, 2024).
●       Amendments to IAS 7 Statement of Cash Flows and IFRS 7 Financial Instruments: Disclosures: Supplier Finance Arrangements (effective on or after January 1, 2024).*
●       Amendments to IAS 21 The Effects of Changes in Foreign Exchange Rates: Lack of Exchangeability (effective on or after January 1, 2025).*
●       IFRS 18 Presentation and Disclosure in Financial Statements (effective on or after January 1, 2027).*

* These standards or amendments to standards are not as of yet EU endorsed.

2.            Board of Directors

Details of the members of the Company's Board of Directors are set forth on pages 119 and 120 of the Group's 2023 Annual Report. Bertrand Grabowski was appointed to the Board with effect from October 1, 2023. Roberta Neri joined the Board with effect from February 1, 2024 and Dick Milliken retired from the Board with effect from September 14, 2023.

3.            Judgements and estimates

The preparation of financial statements in conformity with IFRS requires management to make estimates, judgements and assumptions that affect the application of policies and reported amounts of assets and liabilities, income and expenses. These estimates and associated assumptions are based on historical experience and various other factors believed to be reasonable under the circumstances, and the results of such estimates form the basis of carrying values of assets and liabilities that are not readily apparent from other sources. Actual results could differ materially from these estimates. These underlying assumptions are reviewed on an ongoing basis. A revision to an accounting estimate is recognised in the period in which the estimate is revised if the revision affects only that period or in the period of the revision and future periods if these are also affected. Principal sources of estimation uncertainty have been set forth below. Actual results may differ from estimates.

Critical estimates

Long-lived assets

At March 31, 2024, the Group had €10.85BN of property, plant and equipment long-lived assets, of which €10.61BN were aircraft related. In accounting for long-lived assets, the Group must make estimates about the expected useful lives of the assets and the expected residual values of the assets.

In estimating the useful lives and expected residual values of the aircraft component, the Group considered a number of factors, including its own historic experience and past practices of aircraft disposals, renewal programmes, forecasted growth plans, external valuations from independent appraisers, recommendations from the aircraft supplier and manufacturer and other industry-available information.

The Group's estimate of each aircraft's residual value is 15% of market value on delivery, based on independent valuations and actual aircraft disposals during prior periods, and each aircraft's useful life is determined to be 23 years.

Revisions to these estimates could be caused by changes to maintenance programmes, changes in utilisation of the aircraft, governmental regulations on ageing aircraft, changes in new aircraft technology, changes in governmental and environmental taxes, changes in new aircraft fuel efficiency and changing market prices for new and used aircraft of the same or similar types. The Group therefore evaluates its estimates and assumptions in each reporting period, and, when warranted, adjusts these assumptions. Any adjustments are accounted for on a prospective basis through depreciation expense.

Critical judgements
In the opinion of the Directors, the following significant judgements were exercised in the preparation of the financial statements:

Long-lived assets
On acquisition a judgement is made to allocate an element of the cost of an acquired aircraft to the cost of major airframe and engine overhauls, reflecting its service potential and the maintenance condition of its engines and airframe. This cost, which can equate to a substantial element of the total aircraft cost, is amortised over the shorter of the period to the next maintenance check (usually between 8 and 12 years) or the remaining useful life of the aircraft.

4.            Seasonality of operations

The Group's results of operations have varied significantly from quarter to quarter, and management expects these variations to continue.  Among the factors causing these variations are the airline industry's sensitivity to general economic conditions and the seasonal nature of air travel.  Accordingly, the first half-year typically results in higher revenues and results.

5.            Income tax expense

The Group's consolidated tax expense for the year ended March 31, 2024 of €211M (March 31, 2023: pre-exceptional €145M) comprises a current tax charge of €50M and a deferred tax charge of €161M primarily relating to the temporary differences for property, plant and equipment and net operating losses. No significant or unusual tax charges or credits arose during the year.  The effective tax rate of 10% for the year (2023: 9%) is the result of the mix of profits incurred by Ryanair's operating subsidiaries primarily in Ireland, Malta, Poland and the U.K.

6.            Contingencies

The Group is engaged in litigation arising in the ordinary course of its business.  The Group does not believe that any such litigation will individually, or in aggregate, have a material adverse effect on the financial condition of the Group. Should the Group be unsuccessful in these litigation actions, management believes the possible liabilities then arising cannot be determined but are not expected to materially adversely affect the Group's results of operations or financial position.

7.            Capital commitments

At March 31, 2024 the Group had an operating fleet of 557 (2023: 509) Boeing 737 and 27 (2023: 28) Airbus A320 aircraft. In September 2014, the Group agreed to purchase up to 200 (100 firm and 100 options) Boeing 737-8200 aircraft which was subsequently increased to 210 (135 firm and 75 options). In December 2020, the Group increased its firm orders from 135 to 210 Boeing 737-8200 aircraft. At March 31, 2024, the Group had taken delivery of 146 of these aircraft. The remaining aircraft are due to be delivered before the end of FY25. In May 2023, the Group ordered up to 300 (150 firm and 150 options) new Boeing 737-MAX-10 aircraft for delivery between 2027 to 2033. This transaction was approved at the Company's AGM in September 2023.

8.            Analysis of operating revenues and segmental analysis

The Group determines and presents operating segments based on the information that internally is provided to the Group CEO, who is the Company's Chief Operating Decision Maker (CODM).

The Group comprises five separate airlines, Buzz, Lauda Europe (Lauda), Malta Air, Ryanair DAC and Ryanair UK (which is consolidated within Ryanair DAC). Ryanair DAC is reported as a separate segment as it exceeds the applicable quantitative thresholds for reporting purposes. Buzz, Malta and Lauda do not individually exceed the quantitative thresholds and accordingly are presented on an aggregate basis as they exhibit similar economic characteristics and their services, activities and operations are sufficiently similar in nature. The results of these operations are included as 'Other Airlines.'

The CODM assesses the performance of the business based on the profit after tax of each airline for the reporting period. Resource allocation decisions for all airlines are based on airline performance for the relevant period, with the objective in making these resource allocation decisions being to optimise consolidated financial results. Reportable segment information is presented as follows:

Year Ended	Ryanair DAC	Other Airlines	Elimination	Total
	Mar 31,	Mar 31,	Mar 31,	Mar 31,
	2024	2024	2024	2024
	€M	€M	€M	€M
Scheduled revenue	9,037.7	107.4	-	9,145.1
Ancillary revenue	4,298.7	-	-	4,298.7
Inter-segment revenue	744.6	1,366.1	(2,110.7)	-
Segment revenue	14,081.0	1,473.5	(2,110.7)	13,443.8

Reportable segment profit after income tax	1,860.0	57.1	-	1,917.1

Other segment information:
Depreciation	(1,018.0)	(41.5)	-	(1,059.5)
Net finance income/(expense)	70.1	(8.3)	-	61.8
Capital expenditure	(1,926.6)	(42.7)	-	(1,969.3)

Segment assets	16,867.5	308.1	-	17,175.6
Segment liabilities	(8,948.7)	(612.7)	-	(9,561.4)

Year Ended	Ryanair DAC	Other Airlines	Elimination	Total
	Mar 31,	Mar 31,	Mar 31,	Mar 31,
	2023	2023	2023	2023
	€M	€M	€M	€M
Scheduled revenue	6,843.4	86.9	-	6,930.3
Ancillary revenue	3,844.9	-	-	3,844.9
Inter-segment revenue	759.4	1,294.5	(2,053.9)	-
Segment revenue	11,447.7	1,381.4	(2,053.9)	10,775.2

Reportable segment profit after income tax (i)	1,382.3	45.7	-	1,428.0

Other segment information:
Net finance expense	(27.8)	(6.6)	-	(34.4)
Depreciation	(876.6)	(46.6)	-	(923.2)
Capital expenditure	(1,760.1)	(153.0)	-	(1,913.1)

Segment assets	15,920.4	485.5	-	16,405.9
Segment liabilities	(9,914.7)	(848.2)	-	(10,762.9)

(i) Reportable segment profit after income tax in the financial year ended March 31, 2023, excludes a net exceptional loss after tax of €114M, attributable to the fair value measurement of jet fuel call options.

The following table disaggregates revenue by primary geographical market. In accordance with IFRS 8, revenue by country of departure has been provided where revenue for that country is in excess of 10% of total revenue. Ireland is presented as it represents the country of domicile. "Other" includes all other countries in which the Group has operations.

	Year Ended Mar 31, 2024 €M	Year Ended Mar 31, 2023 €M
Italy	2,853.3	2,364.5
Spain	2,416.2	1,883.4
United Kingdom	2,031.0	1,589.7
Ireland	791.0	640.4
Other	5,352.3	4,297.2
Total revenue	13,443.8	10,775.2

Ancillary revenues comprise revenues from non-flight scheduled operations, inflight sales and internet-related services. Non-flight scheduled revenue arises from the sale of discretionary products such as priority boarding, allocated seats, car hire, travel insurance, airport transfers, room reservations and other sources, including excess baggage charges and other fees, all directly attributable to the low-fares business.

The vast majority of ancillary revenue is recognised at a point in time, which is typically the flight date. The economic factors that would impact the nature, amount, timing and uncertainty of revenue and cashflows associated with the provision of passenger travel-related ancillary services are homogeneous across the various component categories within ancillary revenue. Accordingly, there is no further disaggregation of ancillary revenue required in accordance with IFRS 15.

9.            Property, plant and equipment

Acquisitions and disposals
During the year ended March 31, 2024, net capital additions amounted to €1.93BN principally reflecting aircraft deliveries in the year, aircraft pre-delivery deposits and capitalised maintenance, offset by supplier reimbursements and favourable €/US$ hedging.

10.          Related party transactions

The Company's related parties include its subsidiaries, Directors and key management personnel. All transactions with subsidiaries eliminate on consolidation and are not disclosed.

There were no related party transactions in the year ended March 31, 2024 that materially affected the financial position or the performance of the Group during that year and there were no changes in the related party transactions described in the 2023 Annual Report that could have a material effect on the financial position or performance of the Group in the same period.

11.          Financial instruments and financial risk management

The Group is exposed to various financial risks arising in the normal course of business. The Group's financial risk exposures are predominantly related to commodity price, foreign exchange and interest rate risks. The Group uses financial instruments to manage exposures arising from these risks.

These condensed consolidated preliminary financial statements do not include all financial risk management information and disclosures required in the annual financial statements and should be read in conjunction with the 2023 Annual Report. There have been no changes in our risk management policies in the period.

Fair value hierarchy
Financial instruments measured at fair value in the balance sheet are categorised by the type of valuation method used. The different valuation levels are defined as follows:
●         Level 1: quoted prices (unadjusted) in active markets for identical assets or liabilities that the Group can access at the measurement date.
●         Level 2: inputs other than quoted prices included within Level 1 that are observable for that asset or liability, either directly or indirectly.
●         Level 3: significant unobservable inputs for the asset or liability.

Fair value estimation
Fair value is the price that would be received to sell an asset, or paid to transfer a liability, in an orderly transaction between market participants at the measurement date. The following methods and assumptions were used to estimate the fair value of each material class of the Group's financial instruments:

Financial instruments measured at fair value

●         Derivatives - interest rate swaps: Discounted cash-flow analyses have been used to determine their fair value, taking into account current market inputs and rates. The Group's credit risk and counterparty's credit risk is taken into account when establishing fair value (Level 2).
●         Derivatives - currency forwards, jet fuel forward contracts and carbon contracts: A comparison of the contracted rate to the market rate for contracts providing a similar risk profile at March 31, 2024 has been used to establish fair value. The Group's credit risk and counterparty's credit risk is taken into account when establishing fair value (Level 2).
●         Derivatives - jet fuel call options: The fair value of jet fuel call options is determined based on standard option pricing valuation models (Level 2).

The Group policy is to recognise any transfers between levels of the fair value hierarchy as of the end of the reporting period during which the transfer occurred. During the year ended March 31, 2024, there were no reclassifications of financial instruments and no transfers between levels of the fair value hierarchy used in measuring the fair value of financial instruments.

Financial instruments not measured at fair value

●         Long-term debt: The repayments which the Group is committed to make have been discounted at the relevant market rates of interest applicable at March 31, 2024 to arrive at a fair value representing the amount payable to a third party to assume the obligations.

The fair value of financial assets and financial liabilities, together with the carrying amounts in the condensed consolidated balance sheet, are as follows:

	At Mar 31,	At Mar 31,	At Mar 31,	At Mar 31,
	2024	2024	2023	2023
	Carrying	Fair	Carrying	Fair
	Amount	Value	Amount	Value
Non-current financial assets	€M	€M	€M	€M
Derivative financial instruments:
- U.S. dollar currency forward contracts	3.2	3.2	53.2	53.2
- Jet fuel & carbon derivatives contracts	0.1	0.1	-	-
- Interest rate swaps	-	-	1.4	1.4
	3.3	3.3	54.6	54.6
Current financial assets
Derivative financial instruments:
- U.S. dollar currency forward contracts	144.0	144.0	226.2	226.2
- Jet fuel options	-	-	14.1	14.1
- Jet fuel & carbon derivative contracts	205.5	205.5	49.6	49.6
- Interest rate swaps	-	-	2.2	2.2
	349.5	349.5	292.1	292.1
Trade receivables*	76.4		59.7
Cash and cash equivalents*	3,875.4		3,599.3
Financial asset: cash > 3 months*	237.8		1,056.2
Restricted cash*	6.4		19.5
	4,545.5	349.5	5,026.8	292.1
Total financial assets	4,548.8	352.8	5,081.4	346.7

	At Mar 31,	At Mar 31,	At Mar 31,	At Mar 31,
	2024	2024	2023	2023
	Carrying	Fair	Carrying	Fair
	Amount	Value	Amount	Value
Non-current financial liabilities	€M	€M	€M	€M
Derivative financial instruments:
- Jet fuel & carbon derivative contracts	-	-	8.1	8.1
- U.S. dollar currency forward contracts	3.3	3.3	3.1	3.1
	3.3	3.3	11.2	11.2
Non-current maturities of debt
- Long-term debt	488.7	488.7	812.3	812.3
- Bonds	2,043.5	1,971.6	2,040.9	1,928.4
	2,532.2	2,460.3	2,853.2	2,740.7
	2,535.5	2,463.6	2,864.4	2,751.9

Current financial liabilities
Derivative financial instruments:
- Jet fuel & carbon derivative contracts	178.8	178.8	341.7	341.7
- U.S. dollar currency forward contracts	-	-	44.9	44.9
	178.8	178.8	386.6	386.6

Current maturities of debt:
- Short-term debt	50.0	50.0	76.8	76.8
- Promissory note**	-	-	230.6	230.6
- Bonds	-	-	749.3	744.3
	50.0	50.0	1,056.7	1,051.7
Trade payables*	792.2		1,065.5
Accrued expenses*	1,603.1		1,276.6
	2,624.1	228.8	3,785.4	1,438.3
Total financial liabilities	5,159.6	2,692.4	6,649.8	4,190.2

*The fair value of each of these financial instruments approximate their carrying values due to the short-term nature of the instruments.

**During the year ended March 31, 2024, €0.2BN promissory notes were non-cash settled.

During May 2023 the Group converted its unsecured €750m syndicated term loan into a revolving credit facility (at a lower margin) with an extended maturity to May 2028 (previously 2024). During FY24 the Group repaid a maturing €750M bond and paid down €260M of its revolving credit facility.

12.          Shareholders' equity and shareholders' returns

During the year ended March 31, 2024, 1.4M ordinary shares were issued at a strike price of €12 per share following the exercise of vested share options for proceeds of €16M.

In November 2023, the Board announced the Group's new Dividend Policy. In line with this policy, an interim dividend of €0.175 per share was paid on February 28, 2024 (Record Date: January 19, 2024). Dividends paid for the year ended March 31, 2024 amounted to €200M. The Directors propose a final dividend of €0.178 per share payable after the Company's AGM in September 2024.

13.          Going concern

The Directors, having made inquiries, believe that the Group has adequate resources to continue in operational existence for at least the next 12 months and that it is appropriate to adopt the going concern basis in preparing these preliminary financial statements. The continued preparation of the Group's condensed consolidated preliminary financial statements on the going concern basis is supported by the financial projections prepared by the Group.

In arriving at this decision to adopt the going concern basis of accounting, the Board has considered, among other things:

●           The Group's net profit of €1.92BN for the year ended March 31, 2024;
●           The Group's liquidity, with €4.12BN gross cash and €1.37BN net cash at March 31, 2024, €0.26BN undrawn funds under the Group's €0.75BN revolving credit facility and the Group's continued focus on cash management;
●           The Group's BBB+ (stable) credit ratings from both S&P and Fitch Ratings;
●           The Group's strong balance sheet position with its 556 owned B737 fleet unencumbered;
●           The Group's access to the debt capital markets, unsecured/secured bank debt and sale & leaseback transactions;
●           Strong cost control across the Group;
●           The Group's fuel hedging position (approx. 70% of FY25 jet fuel requirements were hedged at March 31, 2024); and
●           The Group's ability, as evidenced throughout the Covid-19 crisis, to preserve cash and reduce operational and capital expenditure in a downturn.

14.          Post balance sheet events

Subsequent to the year end, the Board approved a €700M share buyback, which will commence later this week.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

RYANAIR HOLDINGS PLC

Date: 20 May, 2024

By:___/s/ Juliusz Komorek____

Juliusz Komorek
Company Secretary